UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                      Martha Stewart Living Omnimedia, Inc.
                      ------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
                 ------------------------------------------------
                         (Title of Class of Securities)


                                    573083102
                                    ----------
                                 (CUSIP Number)


                                December 31, 2005
                                ------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


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CUSIP No. 573083102                                            Page 2 of 7 Pages

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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                            Time Warner Inc.
                            13-4099534

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  a|_|
                                                                            b|_|

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3         SEC USE ONLY

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4         CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

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                                   5       SOLE VOTING POWER                   0
  NUMBER OF
   SHARES                          ---------------------------------------------
BENEFICIALLY
  OWNED BY                         6       SHARED VOTING POWER
    EACH                                                             319,597 (1)
  REPORTING                                       shares of Class A common stock
   PERSON
    WITH                           ---------------------------------------------

                                   7       SOLE DISPOSITIVE POWER              0

                                 -----------------------------------------------

                                   8       SHARED DISPOSITIVE POWER
                                                                     319,597 (1)
                                                  shares of Class A common stock

================================================================================

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              319,597(1) shares of Class A common stock

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10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   |_|

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11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           1.3% (1)

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12          TYPE OF REPORTING PERSON                                          HC

=========== ====================================================================

(1) Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of Class A common stock of Martha Stewart Living Omnimedia, Inc. outstanding as of November 7, 2005 as reported in Martha Stewart Living Omnimedia, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

CUSIP No. 573083102                                            Page 3 of 7 Pages


Item 1(a)         Name of Issuer

                           Martha Stewart Living Omnimedia, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           11 West 42nd Street, New York, NY  10036

Item 2(a)         Name of Person Filing:

                           Time Warner Inc.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                           One Time Warner Center, New York, NY 10019

Item 2(c)         Citizenship:

                           Delaware

Item 2(d)         Title of Class of Securities:

                           Class A Common Stock, par value $0.01 per share

Item 2(e)         CUSIP Number:

                           573083102

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)  |_| Broker or dealer registered under Section 15 of the Act.

     (b)  |_| Bank as defined in Section 3(a)(6) of the Act.

     (c)  |_| Insurance company as defined in Section 3(a)(19) of the Act.

     (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940.

     (e)  |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 573083102                                            Page 4 of 7 Pages

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

                           319,597 (1)

     (b) Percent of Class:

                           1.3% (1)

     (c) Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote                             0

     (ii) Shared power to vote or to direct the vote                 319,597 (1)

     (iii) Sole power to dispose or to direct the disposition of               0

     (iv) Shared power to dispose or to direct the disposition of    319,597 (1)


Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Except  as  otherwise   disclosed  in  periodic  public  filings  with  the
     Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Time Publishing Ventures, Inc. (a wholly-owned indirect subsidiary of Time Warner Inc.) - CO

Item 8. Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

Not  Applicable.


(1) Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of Class A common stock of Martha Stewart Living Omnimedia, Inc. outstanding as of November 7, 2005 as reported in Martha Stewart Living Omnimedia, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

CUSIP No. 573083102                                            Page 5 of 7 Pages

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 573083102                                            Page 6 of 7 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2006


                                                Time Warner Inc.



                                                By:/s/ Wayne H. Pace
                                                --------------------------------
                                                         (Signature)

                                                Wayne H. Pace
                                                Executive Vice President and
                                                Chief Financial Officer
                                                --------------------------------
                                                         (Name/Title)

CUSIP No. 573083102                                            Page 7 of 7 Pages


                                                                   EXHIBIT NO. 1

                             JOINT FILING AGREEMENT


     Time Warner Inc., a Delaware  corporation,  and Time  Publishing  Ventures,
Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of Class A common stock, par value $0.01, of Martha Stewart Living Omnimedia, Inc. is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  February 13, 2006

                                               TIME WARNER INC.



                                               By:/s/ Wayne H. Pace
                                               --------------------------------
                                               Name:    Wayne H. Pace
                                               Title:   Executive Vice President
                                               and Chief Financial Officer



                                               TIME PUBLISHING VENTURES, INC.



                                               By:/s/ Richard I. Friedman
                                               ---------------------------------
                                               Name:    Richard I. Friedman
                                               Title:   Vice President and
                                               Assistant Secretary